Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended September 30,	Years ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings: income before income taxes	$361,926	$644,659	$830,472	$734,467	$550,528	$61,538
Add: fixed charges	43,692	58,702	80,809	67,944	67,898	66,185

Earnings for computation	$405,618	$703,361	$917,462	$802,411	$618,426	$127,723

Assumed interest component of rent expense(1)	$6,219	$8,793	$8,327	$8,866	$8,849	$7,163
Interest expense	37,473	49,909	72,482	59,078	59,049	59,022

Total fixed charges	$43,692	$58,702	$80,809	$67,944	$67,898	$66,185

Ratio of earnings to fixed charges	9.3	12.0	11.4	11.8	9.1	1.9

Preferred share dividends(2)	$29,906	$40,069	$40,088	$40,474	$38,228	$36,875

Total fixed charges and preferred share dividends	$73,598	$98,771	$120,897	$108,414	$106,126	$103,060

Ratio of earnings to fixed charges and preferred share dividends	5.5	7.1	7.6	7.4	5.8	1.2

(1)	33.3% represents a reasonable approximation of the interest factor.
(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.